 EXHIBIT 99.1

April 11, 2013

extension of the

tender offer for SECURITIES of maxcom

Mexico City, Mexico, April 11, 2013 (NYSE: MXT, BMV: MAXCOM.CPO). Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom” or the “Company”) today announced that Ventura Capital Privado S.A. de C.V. (“Ventura”), on behalf of Trust Number 1387 (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchaser”) has extended its tender offer to purchase for cash all of the outstanding Series A Common Stock (the “Shares”), including such shares represented by ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) and American Depositary Shares (“ADSs” and collectively with the Shares and the CPOs, the “Securities”), of Maxcom.  The tender offer, which was scheduled to expire at 12:00 midnight, New York City time on Wednesday, April 10, 2013, has been extended until 12:00 midnight, New York City time, on April 24, 2013, unless further extended in accordance with the terms of the tender offer.  Based on the preliminary count by the depositary for the tender offer, Securities representing approximately 354,540,391 shares of Maxcom’s Series A Common Stock, or approximately 44.8713% of the total outstanding Series A Common Stock (including 39,318 ADSs) had been tendered prior to the announcement of the extension. The extension to April 24, 2013 was made to accommodate the timetable for the simultaneous exchange offer for any and all outstanding Maxcom’s 11% Senior Notes due 2014 (the “Old Notes”) for Maxcom’s Step-Up Senior Notes due 2020 (“Exchange Offer”).

In addition, Maxcom has announced that it has increased the minimum tender condition in the Exchange Offer from 61.44% to 80%, subject to its right, in its sole discretion, to decrease the minimum tender condition to 75.1% without extending the Exchange Offer or granting withdrawal rights, the Exchange Offer has been extended three times and as a result has remained open longer than anticipated, and since the Exchange Offer and the Equity Tender Offer have not been consummated to date, Maxcom has not yet received the capital contribution the Purchaser agreed to make in connection with the Equity Tender Offer. During the period that the Exchange Offer has remained open, Maxcom’s operational and financial viability has further deteriorated in light of not having received the capital contribution from the Purchaser. As of March 31, 2013, Maxcom’s cash and temporary investment balance was Ps. 102.9 million (US$ 8.3 million). If the Exchange Offer is not consummated and Maxcom does not receive the capital contribution from the Purchaser in connection with the Equity Tender Offer, Maxcom does not expect to be able to make the coupon payment due on June 15, 2013 with respect to the Old Notes and Maxcom may not be able to meet other financial obligations as they come due. If this occurs, holders of the Old Notes and the creditors could commence involuntary bankruptcy proceedings against Maxcom in Mexico or in the United States. Maxcom currently intends to implement a restructuring if the Exchange Offer is not consummated by commencing voluntary cases under Chapter 11 of the United States Bankruptcy Code through a plan of reorganization, seeking expedited confirmation of a plan of reorganization or seeking other forms of bankruptcy relief, all of which involve uncertainties, potential delays, reduced payments to all creditors (including holders of the Old Notes) and litigation risks.

April 11, 2013

A restructuring may be protracted and contentious and disruptive to Maxcom’s business and could materially adversely affect Maxcom’s relationships with its customers, suppliers and employees who may terminate their relationships with Maxcom. A restructuring would also cause Maxcom to incur significant legal, administrative and other professional expenses. No assurances can be given that any such restructuring will be successful or that holders of Maxcom’s debt obligations or equity securities will not have their claims or interests significantly reduced, converted into equity or eliminated. If a restructuring is not successful, Maxcom may be forced to liquidate its business and assets. The board of directors of Maxcom has approved the engagement of, and the Maxcom has engaged, counsel to advise it on a Chapter 11 reorganization and authorized preparatory activities related to a restructuring, including the negotiating of a plan support agreement and a Chapter 11 plan term sheet with certain of the holders of the Old Notes during the pendency of the Exchange Offer. A restructuring through Chapter 11, or otherwise, could have a material adverse affect on the interests of holders of the Securities, including the potential cancellation of such Securities.

Maxcom’s ability to continue as a going concern depends upon the consummation of our recapitalization transactions, including the consummation of the exchange offer and the receipt of the capital contribution from the Purchaser, or on Maxcom’s ability to otherwise raise additional capital or restructure its capital structure. Maxcom may not be able to satisfy its liquidity and working capital requirements or restructure its capital structure. Although Maxcom’s consolidated financial statements do not currently include any adjustments that might result from the outcome of this uncertainty, Maxcom’s auditors may conclude there is substantial doubt as to our ability to continue as a going concern.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

April 11, 2013

For more information contact:

Manuel S. Pérez

Mexico City, Mexico

(52 55) 4770-1170

manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties, including, without limitation, statements regarding the Company’s proposed recapitalization, the Company’s ability to continue operations during the pendency of a restructuring, the potential effects of a restructuring and the effects of such a restructuring on the Company’s outstanding debt and equity securities. Such forward-looking statements are subject to risks, uncertainties and other factors, including those detailed from time to time in the Company’s U.S. Securities and Exchange Commission filings, which could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.